    As filed with the Securities and Exchange Commission on September 3, 2003

                                                    1933 Act File No. 333-103421
                                                     1940 Act File No. 811-03763

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact name of Trust: CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 144

B.   Name of Depositor:   CLAYMORE SECURITIES, INC.

C.   Complete address of Depositor's principal executive offices:

                          210 North Hale Street
                          Wheaton, Illinois 60187

D.   Name and complete address of agents for service:

     CLAYMORE SECURITIES, INC.
     Attention:  Nicholas Dalmaso, Esq.
     Executive Vice President and General Counsel
     210 North Hale Street
     Wheaton, Illinois  60187

     CHAPMAN AND CUTLER LLP
     Attention:  Eric F. Fess, Esq.
     111 West Monroe Street
     Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

/ /  immediately upon filing pursuant to paragraph (b)
/ /  on (date) pursuant to paragraph (b)
/ /  60 days after filing pursuant to paragraph (a)
/ /  on (date) pursuant to paragraph (a) of rule 485 or 486

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/X/ Check box if it is proposed that this filing will become effective on September 3, 2003 at 1:30 P.M. Eastern Time pursuant to Rule 487.

               CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 144


                           GNMA PORTFOLIO, SERIES 15


                                [CLAYMORE LOGO]


                   PROSPECTUS PART A DATED SEPTEMBER 3, 2003



               A PORTFOLIO OF MORTGAGE-BACKED SECURITIES SEEKING
              CURRENT INTEREST INCOME AND PRINCIPAL DISTRIBUTIONS


The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.
           Any representation to the contrary is a criminal offense.

INVESTMENT SUMMARY
--------------------------------------------------------------------------------

                                    OVERVIEW


   Claymore Securities Defined Portfolios, Series 144 is a unit investment trust that consists of the GNMA Portfolio Series 15 (the "TRUST"). Claymore Securities, Inc. ("CLAYMORE" or the "SPONSOR") serves as the sponsor of the trust. The trust is scheduled to terminate in approximately 30 years.


                              INVESTMENT OBJECTIVE

   The trust seeks to provide current interest income and principal distributions.


                         PRINCIPAL INVESTMENT STRATEGY


   The trust seeks to provide monthly distributions of interest income and principal by investing in a portfolio primarily consisting of fixed-rate mortgage-backed securities representing pools of mortgages on 1- to 4-family dwellings issued by the Government National Mortgage Association (known as "GINNIE MAE"). The trust may also hold U.S. Treasury securities. The sponsor generally considered the following factors, among other, in selecting the securities:

   -  the types of Ginnie Mae securities available,

   - the prices and yields of the securities relative to other comparable securities, including the extent to which the securities were trading at a premium or discount from their principal value, and

   -  the maturities of the securities.

   Ginnie Mae was created in 1968 as a government-owned corporation within the United States Department of Housing and Urban Development. The securities in the portfolio are backed by the full faith and credit of the U.S. government. This means that Ginnie Mae guarantees that the principal and interest will be paid on the securities, however, Ginnie Mae does not guarantee price or yield on the securities. The units in the trust are not guaranteed by Ginnie Mae or the U.S. government in any way.

                                PRINCIPAL RISKS

   As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

   - SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

   - THE SPONSOR DOES NOT ACTIVELY MANAGE THE PORTFOLIO. The trust will generally hold, and continue to buy, the securities even if the market value declines.

   - THE VALUE OF THE SECURITIES WILL GENERALLY FALL IF INTEREST RATES, IN GENERAL, RISE. No one can predict whether interest rates will rise or fall in the future.

   - Since mortgage-backed securities represent an interest in mortgage loans made to finance purchases of homes, THE TRUST WILL RECEIVE SCHEDULED PRINCIPAL PAYMENTS EACH MONTH DURING ITS LIFE AND IT IS ALSO LIKELY THAT THE TRUST WILL RECEIVE UNSCHEDULED PREPAYMENTS OF PRINCIPAL PRIOR TO A SECURITY'S SCHEDULED MATURITY DATE. As a result, you might not be able to reinvest these principal payments and prepayments in other investments with the same return as the

2  Investment Summary
      trust. In addition, the trust will not retain its present size and composition.

   - THE TRUST COULD TERMINATE EARLIER THAN ANTICIPATED DUE TO UNSCHEDULED PRINCIPAL PREPAYMENTS ON THE UNDERLYING LOANS.

   - While the interest and principal payments are backed by the full faith and credit of the U.S. government, NEITHER THE UNITS IN THE TRUST NOR THE MARKET VALUE OF THE SECURITIES ARE GUARANTEED.

                               WHO SHOULD INVEST

   You should consider this investment if you want:

   - to own securities representing interests in pools of mortgage loans on 1- to 4-family dwellings in a single investment.

   -  the potential to receive monthly distributions of income and principal.

   You should not consider this investment if you:

   - are uncomfortable with the risks of an unmanaged investment in mortgage-backed securities.

   -  want capital appreciation.

                                                           Investment Summary  3

--------------------------------------------------------------------------------


                             ESSENTIAL INFORMATION
                           (AS OF THE INCEPTION DATE)

UNIT PRICE (PUBLIC OFFERING PRICE)             $10.529

NUMBER OF UNITS:                           19,999

PRINCIPAL AMOUNT OF SECURITIES IN TRUST:       $199,999

FRACTIONAL UNDIVIDED INTEREST IN TRUST PER UNIT  1/19,999

PRINCIPAL AMOUNT OF SECURITIES PER UNIT         $10.00

INCEPTION DATE (INITIAL DATE
OF DEPOSIT)                       September 3, 2003
FIRST SETTLEMENT DATE               September 8, 2003

MANDATORY TERMINATION DATE        September 2, 2033
ESTIMATED CURRENT RETURN                     5.26%

ESTIMATED LONG-TERM RETURN                   4.52%
TYPE OF GINNIE MAE SECURITIES              Long term

ESTIMATED AVERAGE LIFE OF SECURITIES          5.58 years

MINIMUM VALUE OF THE TRUST UNDER WHICH        40% of the principal amount of the
THE TRUST AGREEMENT MAY BE TERMINATED:  securities deposited in trust at the end of the initial offering period.

EVALUATION TIME:                          Close of trading of the New York Stock
                                            Exchange (normally 4:00 p.m. Eastern
                                                                           Time)

ESTIMATED INITIAL DISTRIBUTION DATE     October 15, 2003

ESTIMATED INITIAL RECORD DATE          October 1, 2003

DISTRIBUTION DATES             15th day of each month

RECORD DATES                   1st day of each month

CUSIP NUMBER                          18384P193

TICKER                                  CGNMCX

MINIMUM INVESTMENT
Standard accounts                    $1,000/100 units

RETIREMENT ACCOUNTS AND
CUSTODIAL ACCOUNTS FOR MINORS            $250/25 units

--------------------------------------------------------------------------------


                               FEES AND EXPENSES

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.


                                          PERCENTAGE      AMOUNT
                                          OF PUBLIC     PER $1,000
                                           OFFERING   INVESTED (AS OF
INVESTOR FEES                              PRICE(1)   INCEPTION DATE)
-------------                              --------   ---------------
MAXIMUM SALES FEE                             3.95%       $39.50
                                           =======        ======
ORGANIZATION COSTS
(amount per 100 units)(2)                  $                     4.00
                                          ===========================



                                           APPROXIMATE
ANNUAL                                     % OF PUBLIC    AMOUNT PER
OPERATING EXPENSES                        OFFERING PRICE  100 UNITS
------------------                        --------------  ---------
Trustee's fee                                    .095%      $  .95
Sponsor's Supervisory fee                        .030          .30
Bookkeeping and administration fees             .0250         .250
Sponsor's Evaluation fee                        .0350         .350
Estimated other trust operating
 expenses(3)                                    .0162         .162
Total                                           .2012%      $2.012
                                            =========       ======


(1)  Excludes organization costs.

(2) Organization costs are deducted from portfolio assets six months after the Inception Date or at the close of the initial offering period, in the discretion of the sponsor.

(3)  Excludes brokerage costs and transactional fees.

                                    EXAMPLE

   This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions,

4  Investment Summary
you would pay these expenses for every $10,000 you invest in the trust:


1 year                                              $455
3 years                                             $496
5 years                                             $537
10 years                                            $641



   These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. This example does not consider brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests or transactional expenses.


   See "Expenses of the Trust" in Part B of the prospectus for additional information.

                                                           Investment Summary  5

                                TRUST PORTFOLIO


CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 144
THE TRUST PORTFOLIO AS OF THE INCEPTION DATE, SEPTEMBER 3, 2003

--------------------------------------------------------------------------------


                                                          Range of         Cost of
Principal                                  Interest        Stated        Securities
 Amount                Issuer               Coupon     Maturities(2)     to Trust(3)
------------------------------------------------------------------------------------
$100,000   Government National Mortgage
           Association Modified
           Pass-Through Mortgage-Backed
           Securities(4)                     5.50%   2032 to 2035        $ 99,499.85
  99,999   Government National Mortgage
           Association Modified
           Pass-Through Mortgage-Backed
           Securities(4)                     6.00%   2032 to 2035         101,999.43
--------                                                                 -----------
$199,999                                                                 $201,499.28
========                                                                 ===========



Notes to Portfolio

(1) Securities of these issuers are all represented by contracts to purchase securities. All contracts to purchase the securities were entered into on September 2, 2003. All contracts are expected to be settled prior to or on September 8, 2003.

(2) The principal amount of securities listed as having the range of maturities shown is an aggregate of individual securities having varying ranges of maturities within that shown. They are listed as one category of securities with a single range of maturities because current market conditions accord no difference in price among the securities grouped together on the basis of the difference in their maturity ranges. At some time in the future, however, the difference in maturity ranges could affect the market value of the individual securities.

(3) Some securities may be represented by contracts to purchase such securities. During the initial offering period, evaluations of securities are made on the basis of current offering side evaluations of the securities. The aggregate offering price is greater than the aggregate bid price of the securities, which is the basis on which redemption prices will be determined for purposes of redemption of units after the initial offering period.

(4) In addition to the information as to the Ginnie Mae modified pass-through mortgage-backed securities shown above, the trustee will furnish unitholders a statement listing the name of issuer, pool number, interest rate, maturity date and principal amount for each security in the portfolio upon written request.

(5) This security has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Securities which pay no interest are normally described as "zero coupon" securities. Over the life of these securities the value of the securities will increase such that upon maturity the holders of the securities will receive 100% of the principal amount thereof, however these securities may be sold for unit redemptions or trust expenses therefore there is no assurance that you will receive 100% of the principal amount.



6  Investment Summary

UNDERSTANDING YOUR INVESTMENT
--------------------------------------------------------------------------------

                                HOW TO BUY UNITS


   You can buy units of the trust on any business day by contacting your financial professional. Public offering prices of units are available daily on the Internet at www.claymoresecurities.com. The Public Offering Price includes:


   -  the value of the securities,

   -  the sales fee,

   -  accrued interest on the securities, and

   -  cash and other net assets in the portfolio.


   We often refer to the purchase price of units as the "PUBLIC OFFERING PRICE" or "OFFER PRICE." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.



   ORGANIZATION COSTS. During the initial offering period, your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, in the discretion of the sponsor.



   VALUE OF THE SECURITIES. We determine the value of the securities as of the close of the New York Stock Exchange on each day that the exchange is open.


   We generally determine the value of securities during the initial offering period based on the aggregate offering side evaluations of the securities determined (a) on the basis of current offering prices of the securities, (b) if offering prices are not available for any particular security, on the basis of current offering prices for comparable securities, (c) by determining the value of securities on the offer side of the market by appraisal, or (d) by any combination of the above. After the initial offering period ends, we generally determine the value of the securities as described in the preceding sentence based on the bid side evaluations rather than the offering side evaluations. The offering side price generally represents the price at which investors in the market are willing to sell a security and the bid side evaluation generally represents the price that investors in the market are willing to pay to buy a security. The bid side evaluation is lower than the offering side evaluation.

   There is a period of a few days (usually five business days), beginning on the first day of each month, during which the total amount of payments (including prepayments, if any) of principal for the preceding month of the various mortgages underlying each security will not yet have been reported by the issuer to Ginne Mae. During this period, the precise principal amount of the securities will not be known. For purposes of determining the aggregate underlying value of the securities and the accrued interest on the units during this period, the evaluator will base its valuation and calculations upon the average monthly principal distribution for the preceding twelve month period. The sponsor does not expect the differences in such principal

                                                Understanding Your Investment  7
amounts from month to month to be material. The sponsor will, however, adopt procedures to minimize the impact of such differences when necessary.

   The sponsor determined the initial prices of the stocks shown in the "Trust Portfolio" in this prospectus. The sponsor determined these initial prices as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

   ACCRUED INTEREST. Accrued interest is the accumulation of unpaid interest on a security from the last day on which interest was paid. Ginnie Mae securities generally pay interest monthly but the trust accrues this interest daily. As a result, the trust always has an amount of interest earned but not yet collected by the trustee. For this reason, with respect to unit orders made after the inception date of the trust, the unit price will have added to it the proportionate share of accrued interest to the date of settlement. On the next distribution date, you will receive the amount of any accrued interest paid on your units. In an effort to reduce the amount of accrued interest which you would otherwise have to pay on your units, the trustee will advance the amount of accrued interest as of the first settlement date (generally three business days after the trust's inception date) and will distribute this amount to Claymore as the unitholder of record as of that date. Consequently, the amount of accrued interest to be added to your unit price will include only accrued interest from the first settlement date to the date of settlement of your unit trade, less any interest distributions after the first settlement date. Because of the varying interest payment dates of the securities, accrued interest at any point in time will be greater than the amount of interest actually received by the trust and distributed to unitholders. Therefore, there will always remain an item of accrued interest that is added to the unit price. If you sell or redeem units, the proportionate share of the accrued interest will be included in your unit price.

   SALES FEE. You pay a fee when you buy units. We refer to this fee as the "sales fee." The total sales fee equals 3.95% of the Public Offering Price (excluding organization costs) at the time of purchase. This is equivalent to 4.112% of the net amount invested.

   REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units.

   LARGE PURCHASES. You can reduce your sales fee by increasing the size of your investment.

   INVESTORS WHO MAKE LARGE PURCHASES ARE ENTITLED TO THE FOLLOWING SALES FEES:

                                                        Sales Fee
                                                    (as a % of Public
Purchase Amount:                                    Offering Price):
----------------                                    ----------------
Less than $100,000                                           3.95%
$100,000 - $249,999                                          3.70
$250,000 - $499,999                                          3.35
$500,000 - $999,999                                          3.10
$1,000,000 or more                                           2.90

   We apply these fees as a percent of the unit price at the time of purchase. We also apply the different purchase levels on a unit basis using a $10 unit equivalent. For example, if you

8  Understanding Your Investment
purchase between 10,000 and 24,999 units, your fee is 3.70% of your unit price.

   You may AGGREGATE unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

   -  purchases by your spouse or minor children and

   -  purchases by your trust estate or fiduciary accounts.
   You may also use a LETTER OF INTENT to combine purchases over time to qualify for a purchase level. Under this option, you must give us a letter of intent to purchase a specified amount of units of any Claymore unit trust over a specified time period. The letter must specify a time period of no more than 13 months. Once you sign a letter of intent, we will reduce your sales fee based on your total purchase commitment as shown in the table above. If your purchases exceed the level specified in your letter, you will still receive the additional fee reduction for your purchases shown in the table above (we will not cap your discount). If your total purchases are less than the level specified in your letter, you must pay the fee difference to us. We reserve the right to redeem your units if you do not pay the difference.

   The discounts described above apply only during the initial offering period.


   ADVISORY AND FEE ACCOUNTS. We reduce your sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed. We reduce your fee by the amount of the fee that we would normally pay to your financial professional. You pay only the portion of the sales fee that the sponsor retains. This table provides an example of the sales fee you will pay per unit if you purchase units in this type of account on the Inception Date.


Fee paid to broker                                     0%
Sponsor retention                                   1.45%
                                                    ----
Total                                               1.45%
                                                    ====

   This discount applies during the initial offering period and in the secondary market.

   EMPLOYEES. We do not charge any sales fee for purchases made by officers, directors and employees of Claymore and its affiliates. We also do not charge a sales fee for purchases made by registered representatives of selling firms and their family members (spouses, children and parents). This discount applies during the initial offering period and in the secondary market. Dealers are not entitled to a concession for such purchases.

   See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for more information regarding buying units.

   HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units.

                                                Understanding Your Investment  9

The distribution fee during the initial offering period paid for a given transaction is as follows:


                                                    Concession per Unit
Purchase Amount/                                     (as a % of Public
Form of Purchase:                                    Offering Price):
-----------------                                    ----------------
Less than $100,000                                            2.50%
$100,000 - $249,999                                           2.40
$250,000 - $499,999                                           2.20
$500,000 - $999,999                                           2.00
$1,000,000 or more                                            1.95
Wrap Account and Employee Purchases                           0.00



   We apply these amounts as a percent of the unit price per transaction at the time of the transaction. We also apply the different distribution levels on a unit basis using a $10 unit equivalent. For example, if a firm executes a transaction between 10,000 and 24,999 units, it earns 2.40% of the unit price.


   After the initial offering period ends, the distribution fee paid to firms when they sell units in the secondary market through Claymore is as follows:


                                                    Concession per Unit
Purchase Amount/                                     (as a % of Public
Form of Purchase:                                    Offering Price):
-----------------                                    ----------------
Less than $100,000                                            2.60%
$100,000 to $249,999                                          2.50
$250,000 to $499,999                                          2.30
$500,000 to $999,999                                          2.05
$1,000,000 or more                                            2.00


   We apply these amounts as a percent of the total distribution price.

   We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

   We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we gained $0 on the initial deposit of securities into the trust.

   See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for additional information.

                             HOW TO SELL YOUR UNITS

   You can sell your units on any business day by contacting your financial professional or in some cases, the trustee. Unit prices are available daily on the internet at www.claymoresecurities.com or through your financial professional. We often refer to the sale price of units as the "BID PRICE." Certain broker-dealers may charge a transaction fee for processing unit redemptions or sales requests.

   During the period the sponsor collects organization costs, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

10  Understanding Your Investment

   SELLING UNITS. We intend to, but are not obligated to, maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the Public Offering Price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.



   REDEEMING UNITS. You may also be able to redeem your units directly with the trustee, The Bank of New York, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see "Purchase, Redemption and Pricing of Units - Redemption" in Part B of the prospectus). If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your unit by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.


   If you redeem your units, the trustee will generally send you a payment for your units no later than three business days after it receives all necessary documentation.

   To redeem your units, you must send the trustee any certificates for your units. You must properly endorse your certificates or sign a written transfer instrument with a signature guarantee. The trustee may require additional documents such as a certificate of corporate authority, trust documents, a death certificate, or an appointment as executor, administrator or guardian. The trustee cannot complete your redemption or send your payment to you until it receives all of these documents in completed form.


   EXCHANGE OPTION. You may be able to exchange your units for units of other Claymore unit trusts at a reduced sales fee. You can contact your financial professional or Claymore for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time. To qualify for a reduced sales fee, you must purchase units in a subsequent trust on the same day that you redeem units of your current trust. We may discontinue this option at any time.


   For more complete information regarding selling or redeeming your units, see "Purchase, Redemption and Pricing of Units" in Part B of the prospectus.

                                 DISTRIBUTIONS

   MONTHLY DISTRIBUTIONS. Your trust generally pays interest from its net investment income

                                               Understanding Your Investment  11
along with any principal paid or prepaid on the securities on each monthly distribution date to unitholders of record on the preceding record date. You will receive distributions in cash.

   In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen if underlying mortgages are paid prior to the scheduled termination of the related loans. The amount of your distributions will vary from time to time as mortgage loans are paid or trust expenses change.

   REPORTS. The trustee will make available to your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

   See "Administration of the Trust" in Part B of the prospectus for additional information.

                                INVESTMENT RISKS


   ALL INVESTMENTS INVOLVE RISK. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.



   MARKET RISK is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price or below the principal value. Market value fluctuates in response to various factors. These can include securities market movements, government policies, litigation, changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though we carefully supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.



   INTEREST RATE RISK is the risk that the value of securities will fall if interest rates increase. The securities in your trust typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes.



   CREDIT RISK is the risk that a security's issuer is unable to meet its obligation to pay principal or interest on the security. While interest and principal payments on Ginnie Mae securities are backed by the full faith and credit of the U.S. government, the trust and the units are not guaranteed or insured by the U.S. government or any government agency. In addition, neither the U.S. government nor Ginnie Mae guarantees the market value or yield on Ginnie Mae securities.



   PREPAYMENT RISK is the chance that borrowers prepay their mortgage loans earlier than expected. This reduces the trust's life and future interest income. Any payment of mortgage debt before it is due is called "prepayment." Most mortgage loans may be prepaid at any time by the borrower without penalty. Each mortgage-backed security payment includes a return of principal as well as interest. Prepayments of the entire mortgage occur when borrowers refinance or sell their homes. They may refinance to consolidate debts or take advantage of lower


12  Understanding Your Investment
interest rate mortgages. Extra monthly principal payments made near the trust's inception may significantly reduce the interest amount paid by the borrower to the lender and, therefore, the future amount received by the trust.


   Your trust will distribute prepayments of principal to you but your future interest distributions will fall as a result of the prepaid principal. You also might not be able to reinvest this principal at as high a yield. This means that you could receive less than the amount you paid for your units. If enough principal is prepaid on the securities in your trust, your trust could terminate earlier than expected.


   CONCENTRATION RISK is the risk that your trust is less diversified because it concentrates in a particular type of security. When a certain type of security makes up 25% or more of a trust, the trust is considered to be "concentrated" in that security type. Your portfolio concentrates in mortgage-backed securities. You should understand these securities before you invest.


   - These securities represent an ownership interest in mortgage loans made by banks and other financial institutions to finance purchases of homes. Individual loans are "pooled" together for sale to investors. As the underlying loans are paid off, investors receive principal and interest payments.

   - The securities represent a pool of loans that pay a fixed rate of interest over the life of the loan.

   - The value of fixed-rate securities generally falls when interest rates rise.

   - Individual loans may be paid off early for various reasons, such as a sale of the home, foreclosure on the mortgage, or a home owner's desire to pay off the loan early to reduce debt. This involves "prepayment risk" discussed above.

   We describe these securities in more detail in the next section titled "Ginnie Mae Securities."


   REDUCED DIVERSIFICATION RISK is the risk that your trust will become smaller and less diversified as securities or their underlying mortgage loans are sold, are prepaid or mature. This could increase your risk of loss and increase your share of trust expenses.



   LIQUIDITY RISK is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security because these securities generally trade in the over-the-counter market (they are not listed on a securities exchange).



   LITIGATION AND LEGISLATION RISK is the risk that future litigation or legislation could affect the value of your trust. For example, future legislation could reduce tax rates, impose a flat tax, exempt all investment income from tax or change the tax status of the securities. Litigation could challenge an issuer's authority to issue or make payments on securities.



   ZERO COUPON SECURITIES. Certain of the securities in the trust may be zero coupon securities. Zero coupon securities are original issue discount securities that do not provide for the payment of any current interest. Zero coupon securities are subject to substantially greater price fluctuations during periods of changing market interest rates than securities of comparable quality that pay current income.


                                               Understanding Your Investment  13

   See "Risk Factors" in Part B of the prospectus for additional information.

                             GINNIE MAE SECURITIES

   The trust primarily invests in Ginnie Mae securities. These securities are securities backed by mortgage loans. These securities represent an ownership interest in mortgage loans made by banks and other financial institutions to finance purchases of homes. Individual loans are pooled together by Ginnie Mae-approved issuers for sale to investors. Commonly referred to as "pass-through" certificates, these securities entitle an investor to an undivided interest in the underlying mortgage loan pool. The investor receives a proportionate share of the interest (reduced by servicing and guaranty fees) and principal on the underlying mortgage loans.

   Payments on Ginnie Mae securities to investors occur monthly. These payments are called "modified pass-through" payments because, through Ginnie Mae's MBS program, money is passed from the borrower through to the investors in the Ginnie Mae securities. It is "modified" because if the amount collected from the borrowers is less than the amount due, the issuer modifies the pass-through to add on an amount from its corporate funds to make the payment complete.

   Each group of Ginnie Mae securities shown in the "Trust Portfolio" under a specified range of maturities includes individual mortgage-backed securities which have varying ranges of maturities within each range. We show each group of securities as one category of securities because current market conditions accord no difference in price among the individual Ginnie Mae securities within each group on the basis of the difference in the maturity dates of each security. As long as this market condition prevails, a purchase of Ginnie Mae securities with the same coupon rate and a maturity date within the related range will be considered an acquisition of the same security. In the future, however, the difference in maturity ranges could affect the market value of the individual Ginnie Mae securities. If this happens, any additional purchases by your trust will take into account the maturities of the individual securities.

   The Government National Mortgage Association, known as Ginnie Mae, was created in 1968 as a wholly owned corporation within the Department of Housing and Urban Development. Through its mortgage-backed securities program, Ginnie Mae seeks to increase the liquidity and efficiency of mortgage loan funding, making more capital available to low and moderate-income homeowners at competitive interest rates.

   The primary function of Ginnie Mae is to operate its mortgage-backed securities (MBS) program. Ginnie Mae helps to ensure mortgage funds are available throughout the United States including in rural and urban areas in which it has been harder to borrow money to buy a home. Ginnie Mae securities are issued by Ginnie Mae-approved private institutions. The mortgages are insured by the Federal Housing Administration, or by the Rural Housing Service, or they are guaranteed by the Department of Veterans Affairs.

   Because of the Ginnie Mae guaranty, investors in Ginnie Mae securities are assured timely payments of scheduled principal and interest due on the pooled mortgages that back their securities. The payments also include any prepayments and early recoveries of principal on the pooled mortgages. These payments are guaranteed even if borrowers or issuers default on their obligation. If the issuer fails to make the

14  Understanding Your Investment
payment, Ginnie Mae will make the payment to the investor. Neither Ginnie Mae nor the U.S. government guarantees or insures (1) the market value or yields of Ginnie Mae securities, (2) the trust or (3) the units of the trust in any way.

   See "Ginne Mae Securities" in Part B of the prospectus for additional information.

                              HOW THE TRUST WORKS

   YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created the trust under a trust agreement between Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee). To create your trust, we deposited contracts to purchase securities with the trustee along with an irrevocable letter of credit or other consideration to pay for the securities. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

   CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. Your trust will generally buy and sell securities:

   -  to pay expenses,

   -  to issue additional units or redeem units,

   -  in limited circumstances to protect the trust,

   - to make required distributions or avoid imposition of taxes on the trust, or
   -  as permitted by the trust agreement.

   Your trust will generally reject any offer for securities or other property in exchange for the securities in its portfolio. If your trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds.

   We will increase the size of your trust as we sell units. When we create additional units, we will seek to maintain a portfolio that replicates the maturity ranges of the securities in the portfolio. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We may consider whether a firm sells units of our trusts when we select firms to handle these transactions.

   ESTIMATED CURRENT AND LONG-TERM RETURNS. Estimated current return shows the estimated cash you should receive each year divided by the unit price. Estimated long-term return shows the estimated return over the estimated life of your trust. We base this estimate on an average of the security yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each security's yield by its value and estimated life. Unlike estimated current return, estimated long term return attempts to account for maturities, discounts and premiums of the securities. These estimates show a comparison rather than a prediction of returns. No return calculation can

                                               Understanding Your Investment  15
predict your actual return. Your actual return will vary from these estimates. This will especially be the case if a sizable amount of principal on the underlying mortgage loans is paid early. We will provide you with estimated cash flows for the trust at no charge upon your request.

   In order to calculate the estimated returns, we determined an estimated prepayment rate for the remaining term of the trust's mortgage loan pool. Each of the primary market makers in Ginnie Mae securities uses sophisticated computer models to determine the estimated prepayment rate. These models take into account a number of factors and assumptions including actual prepayment data reported by Ginnie Mae for recent periods on a particular pool, the impact of aging on the prepayment of mortgage pools, the current interest rate environment, the coupon, the housing environment, historical trends on Ginnie Mae securities as a group, geographical factors and general economic trends. In determining the estimated life of the securities in the trust, we have relied on estimates of prepayment rates determined by primary market makers. No one can be certain that these estimates will prove accurate or whether prepayment rates determined by other market makers would have provided a better estimate. Any difference between the estimate we use and the actual prepayment rate will affect the estimated long-term return of the trust.

   TERMINATION OF YOUR TRUST. Your trust will terminate upon the maturity, payment, prepayment, sale or other liquidation of all of the securities in the portfolio, but in no event will your trust continue after the mandatory termination date listed in this prospectus. The trustee may terminate your trust early if the value of the trust is less than 40% of the value of the securities in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

   The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

   See "Administration of the Trust" in Part B of the prospectus for additional information.

                              GENERAL INFORMATION


   CLAYMORE. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. During our history we have been active in public and corporate finance and have distributed bonds, mutual funds and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the National Association of Securities Dealers, Inc. If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our headquarters at 210 North Hale Street, Wheaton, Illinois 60187 or by using the contacts listed on the back cover of this prospectus. Claymore personnel may from time to time maintain a position in certain securities held by the trust.


16  Understanding Your Investment

   Claymore and your trust have adopted a code of ethics requiring Claymore's employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

   THE TRUSTEE. The Bank of New York is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 101 Barclay Street, 20th Fl., New York, New York 10286. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying Claymore and investors.

   See "Administration of the Trust" in Part B of the prospectus for additional information.

                                    EXPENSES

   Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

   Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor and evaluator for providing portfolio supervisory services and for evaluating your portfolio. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Claymore unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

   Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Claymore, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from interest income and principal payments received on the securities but in some cases may sell securities to pay trust expenses.

   See "Expenses of the Trust" in Part B of the prospectus for additional information.

                                               Understanding Your Investment  17

                         REPORT OF INDEPENDENT AUDITORS


UNITHOLDERS
CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 144



   We have audited the accompanying statement of financial condition, including the trust portfolio set forth on page 6 of this prospectus, of Claymore Securities Defined Portfolios, Series 144, as of September 3, 2003, the initial date of deposit. This statement of financial condition is the responsibility of the trust's Sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.



   We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. Our procedures included confirmation with The Bank of New York, Trustee, of cash deposited for the purchases of securities, as shown in the statement of financial condition as of September 3, 2003. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.



   In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Claymore Securities Defined Portfolios, Series 144 as of September 3, 2003, in conformity with accounting principles generally accepted in the United States.



                                                              Grant Thornton LLP



Chicago, Illinois
September 3, 2003


18  Understanding Your Investment

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 144



STATEMENT OF FINANCIAL CONDITION
AS OF THE INCEPTION DATE, SEPTEMBER 3, 2003



INVESTMENT IN SECURITIES
Sponsor's contracts to purchase underlying
 securities backed by cash deposited(1)...........  $201,499
Accrued interest receivable(2)....................      671
                                                    -------
    Total.........................................  $202,170
                                                    =======
LIABILITIES AND INTEREST OF INVESTORS
Liabilities:
  Amount due to trustee(2)........................  $   671
                                                    -------
                                                        671
                                                    -------
Interest of investors:
  Cost to investors...............................  210,569
  Less: organization costs and settlement period
   interest(3)....................................      790
  Less: gross underwriting commission(4)(5).......    8,280
                                                    -------
  Net interest of investors.......................  201,499
                                                    -------
    Total.........................................  $202,170
                                                    =======
Number of units...................................   19,999
                                                    =======
Net asset value per unit..........................  $10.075
                                                    =======


-------------------------


(1) Aggregate cost of the securities is based on the "offer" side price evaluations as determined by the sponsor. Aggregate cost to the trust of the securities listed under "Trust Portfolio" is based on offering side valuation determined by the evaluator. The aggregate bid side evaluation of the securities in the portfolio, as determined by the evaluator, as of the Inception Date was $200,499. Cash has been deposited with The Bank of New York, trustee, covering the funds (aggregating $201,499) necessary for the purchase of the securities in the trust represented by purchase contracts.
(2) The trustee will advance an amount equal to the accrued interest on the securities as of September 8, 2003 (the "First Settlement Date"), plus any cash received by the trustee with respect to interest on the securities prior to such date, and the same will be distributed to the sponsor on the First Settlement Date. Consequently, the amount of interest accrued on a unit to be added to the public offering price thereof will include only such accrued interest from the First Settlement Date to the date of settlement, less all withdrawals and deductions from the Interest Account subsequent to the First Settlement Date made with respect to the unit.
(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $4.00 per 100 units for the trust. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (in the sponsor's discretion) to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be deducted from the assets of the trust.
(4) On the Inception Date, the maximum sales fee is 3.95% of the public offering price (equivalent to 4.112% of the net amount invested).
(5) The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees for quantity purchases.



                                               Understanding Your Investment  19

                     CLAYMORE SECURITIES DEFINED PORTFOLIOS
                            CLAYMORE GNMA PORTFOLIO
                   PROSPECTUS PART B DATED SEPTEMBER 3, 2003


THE PROSPECTUS FOR A CLAYMORE SECURITIES DEFINED PORTFOLIO (A "TRUST") IS DIVIDED INTO TWO PARTS. PART A OF THE PROSPECTUS RELATES EXCLUSIVELY TO A PARTICULAR TRUST OR TRUSTS AND PROVIDES SPECIFIC INFORMATION REGARDING EACH TRUST'S PORTFOLIO, STRATEGIES, INVESTMENT OBJECTIVES, EXPENSES, FINANCIAL HIGHLIGHTS, INCOME AND CAPITAL DISTRIBUTIONS, HYPOTHETICAL PERFORMANCE INFORMATION, RISK FACTORS AND OPTIONAL FEATURES. PART B OF THE PROSPECTUS PROVIDES MORE GENERAL INFORMATION REGARDING THE CLAYMORE SECURITIES DEFINED PORTFOLIOS. YOU SHOULD READ BOTH PARTS OF THE PROSPECTUS AND RETAIN THEM FOR FUTURE REFERENCE. EXCEPT AS PROVIDED IN PART A OF THE PROSPECTUS, THE INFORMATION CONTAINED IN THIS PART B WILL APPLY TO EACH TRUST.

                                    CONTENTS


         General Information...............................   2
         Investment Policies...............................   2
         Ginne Mae Securities..............................   5
         Risk Factors......................................   7
         Administration of the Trust.......................   9
         Portfolio Transactions and Brokerage Allocation...  15
         Purchase, Redemption and Pricing of Units.........  15
         Taxation..........................................  21
         Experts...........................................  22
         Performance Information...........................  23

GENERAL INFORMATION

    Each trust is one of a series of separate unit investment trusts created under the name Claymore Securities Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee).

    When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. Additional units of each trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in principal amounts which will maintain the same original percentage relationship among the principal amounts of the securities in such trust established by the initial deposit of the securities. Thus, although additional units will be issued, each unit will continue to represent the same principal amount of each security, and the percentage relationship among the principal amount of each security in the related trust will remain the same. If the sponsor deposits cash to purchase additional securities existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay any associated brokerage fees.

    Each unit initially offered represents an undivided interest in the trust. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in a trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in such trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

    A trust consists of (a) the securities listed under "The Trust Portfolio" in the prospectus as may continue to be held from time to time in the trust,
(b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT POLICIES

    The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio. The trust intends to qualify as a "regulated investment company" under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income tax. (See "Taxation.")

    The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in the special circumstances discussed herein or provided for in the trust agreement.

    The sponsor may direct the trustee to dispose of securities the value of which has been affected by certain adverse events including institution of certain legal proceedings or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the sponsor the retention of such securities in a trust would be detrimental to the interest of the unitholders. The proceeds from any such sales, exclusive of any portion which represents accrued interest, will be credited to the Principal Account of such trust for distribution to the unitholders.

    The sponsor is required to instruct the trustee to reject any offer made by an issuer of securities to issue new obligations in exchange or substitution for any of such securities pursuant to a refunding financing plan, except that the sponsor may instruct the trustee to accept or reject such an offer or to take any other action with respect thereto as the sponsor may deem proper if (1) the issuer is in default with respect to such securities or (2) in the written opinion of the sponsor the issuer will probably default with respect to such securities in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the trustee subject to the terms and conditions of the trust agreement to the same extent as securities originally deposited thereunder. Within five days after deposit of obligations in exchange or substitution for underlying securities, the trustee is required to give notice thereof to each unitholder, identifying the securities eliminated and the securities substituted therefor.

    The trustee may also sell securities, designated by the sponsor, from a trust for the purpose of redeeming units of such trust tendered for redemption and the payment of expenses. In addition, the trustee may dispose of certain securities and take such further action as may be needed from time to time to ensure that a trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any excise tax on a trust as a regulated investment company.

    Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Principal Account of a trust for distribution to unitholders, to pay expenses or to meet redemptions. Except for failed securities and as provided herein, in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

    Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract, including those securities purchased on a "when, as and if issued" basis ("Failed Securities"), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such trust.

    Securities in certain of the trusts may have been purchased on a "when, as and if issued" or delayed delivery basis with delivery expected to take place after the first settlement date. Accordingly, the delivery of such securities may be delayed or may not occur. Interest on these securities begins accruing to the benefit of unitholders on their respective dates of delivery. Unitholders of all trusts will be "at risk" with respect to any "when, as and if issued" or "delayed delivery" securities included in their respective trust (i.e., may derive either gain or loss from fluctuations in the evaluation of such securities) from the date they commit for units.

    The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities (i) must be payable in United States currency, (ii) must be purchased at a price that results in a yield to maturity and a current return at least equal to that of the Failed Securities as of the trust's inception date, (iii) shall not be "when, as and if issued" or restricted securities and (iv) must satisfy any rating criteria for securities originally included in such trust. Whenever a Replacement Security is acquired for a trust, the trustee shall, within five days thereafter, notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the securities in a trust are acquired, the trustee will have no power to vary the investments of the trust, i.e., the trustee will have no managerial power to take advantage of market variations to improve a unitholder's investment.

    If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales charge attributable to such Failed Securities to all unitholders of the trust and the trustee will distribute the principal and accrued interest attributable to such Failed Securities not more than 30 days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for unitholders of such trust.

    Whether or not a Replacement Security is acquired, an amount equal to the accrued interest (at the coupon rate of the Failed Securities) will be paid to unitholders of the trust to the date the sponsor removes the Failed Securities from the trust if the sponsor determines not to purchase a Replacement Security or to the date of substitution if a Replacement Security is purchased. All such interest paid to unitholders which accrued after the date of settlement for a purchase of units will be paid by the sponsor. In the event a Replacement Security could not be acquired by a trust, the net annual interest income per unit for such trust would be reduced and the estimated current return and estimated long-term return might be lowered.

    Subsequent to the trust's inception, a security may cease to be rated or its rating may be reduced below any minimum required as of the trust's inception. Neither event requires the elimination of such investment from a trust, but may be considered in the sponsor's determination to direct the trustee to dispose of such investment.

    The sponsor may not alter the portfolio of a trust except upon the happening of certain extraordinary circumstances. Certain of the securities may be subject to optional call or mandatory redemption pursuant to sinking fund provisions, in each case prior to their stated maturity. A bond subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer, often at a premium over par. A refunding is a method by which a bond issue is redeemed, at or before maturity, by the proceeds of a new bond issue. A bond subject to sinking fund redemption is one which is subject to partial call from time to time at par with proceeds from a fund accumulated for the scheduled retirement of a portion of an issue to maturity. Special or extraordinary redemption provisions may provide for redemption at par of all or a portion of an issue upon the occurrence of certain circumstances. Redemption pursuant to optional call provisions is more likely to occur, and redemption pursuant to special or extraordinary redemption provisions may occur, when the securities have an offering side evaluation which represents a premium over par, that is, when they are able to be refinanced at a lower cost. The proceeds from any such call or redemption pursuant to sinking fund provisions, as well as proceeds from the sale of securities and from securities which mature in accordance with their terms from a trust, unless utilized to pay for units tendered for redemption, will be distributed to unitholders of such trust and will not be used to purchase additional securities for such trust. Accordingly, any such call, redemption, sale or maturity will reduce the size and diversity of a trust and the net annual interest income of such trust and may reduce the estimated current return and the estimated long-term return. The call, redemption, sale or maturity of securities also may have tax consequences to a unitholder.

    Certain of the securities in certain of the trusts may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased and deposited in the trusts were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any of the securities.

GINNIE MAE SECURITIES

    The Ginnie Mae securities included in the trust are backed by the indebtedness secured by underlying mortgage pools of up to 30 year mortgages on 1- to 4-family dwellings. The securities are often referred to simply as "Ginnie Maes". The pool of mortgages which is to underlie a particular new issue of Ginnie Mae securities is assembled by the proposed issuer of such Ginnie Mae securities. The issuer is typically a mortgage banking firm, and in every instance must be a mortgagee approved by and in good standing with the Federal Housing Administration ("FHA"). In addition, Ginnie Mae imposes its own criteria on the eligibility of issuers, including a net worth requirement.

    The mortgages which are to comprise a new Ginnie Mae pool may have been originated by the issuer itself in its capacity as a mortgage lender or may be acquired by the issuer from a third party, such as another mortgage banker, a banking institution, the Veterans Administration ("VA") (which in certain instances acts as a direct lender and thus originates its own mortgages) or one of several other governmental agencies. All mortgages in any given pool will be insured under the National Housing Act, as amended ("FHA-insured"), or Title V of the Housing Act of 1949 ("FMHA Insured") or guaranteed under the Servicemen's Readjustment Act of 1944, as amended, or Chapter 37 of Title 38, U.S.C. ("VA-guaranteed"). Such mortgages will have a date for the first scheduled monthly payment of principal that is not more than one year prior to the date on which Ginnie Mae issues its guaranty commitment as described below, will have comparable interest rates and maturity dates, and will meet additional criteria of Ginnie Mae. All mortgages in the pools backing the Ginnie Mae securities contained in the trust are mortgages on 1- to 4-family dwellings (having a stated maturity of up to 30 years for securities in the trust but generally an estimated average life of considerably less). In general, the mortgages in these pools provide for equal monthly payments over the life of the mortgage (aside from prepayments) designed to repay the principal of the mortgage over such period, together with interest at the fixed rate on the unpaid balance.

    To obtain Ginnie Mae approval of a new pool of mortgages, the issuer will file with Ginnie Mae an application containing information concerning itself, describing generally the pooled mortgages, and requesting that Ginnie Mae approve the issue and issue its commitment (subject to Ginnie Mae's satisfaction with the mortgage documents and other relevant documentation) to guarantee the timely payment of principal of and interest on the Ginnie Mae securities to be issued by the issuer. If the application is in order, Ginnie Mae will issue its commitment and will assign a Ginnie Mae pool number to the pool. Upon completion of the required documentation (including detailed information as to the underlying mortgages, a custodial agreement with a Federal or state regulated financial institution satisfactory to Ginnie Mae pursuant to which the underlying mortgages will be held in safekeeping, and a detailed guaranty agreement between Ginnie Mae and the issuer), the issuance of the Ginnie Mae securities is permitted. When the Ginnie Mae securities are issued, Ginnie Mae will endorse its guarantee thereon. The aggregate principal amount of Ginnie Mae securities issued will be equal to the then aggregate unpaid principal balances of the pooled mortgages. The interest rate borne by the Ginnie Mae securities is currently fixed at 1/2 of 1% below the interest rate of the pooled 1- to 4-family mortgages, the differential being applied to the payment of servicing and custodial charges as well as Ginnie Mae's guaranty fee.

    Ginnie Mae IIs consist of jumbo pools of mortgages from more than one issuer. By allowing pools to consist of multiple issuers, it allows for larger and more geographically diverse pools. Unlike Ginnie Mae Is, which have a minimum pool size of $1 million, Ginnie Mae IIs have a minimum pool size of $7 million. In addition, the interest rates on the mortgages within the Ginnie Mae II pools will vary unlike the mortgages within pools in Ginnie Mae Is which all have the same rate. The rates on the mortgages will vary from 1/2 of 1% to 1.50% above the coupon rate on the Ginnie Mae bond, which is allowed for servicing and custodial fees as well as the Ginnie Mae's guaranty fee. The major advantage of Ginnie Mae IIs lies in the fact that a central paying agent sends one check to the holder on the required payment date. This greatly simplifies the current procedure of collecting distributions from each issuer of a Ginnie Mae, since such distributions are often received late.

    All of the Ginnie Mae securities in the trust, including the Ginnie Mae IIs, are of the "fully modified pass-through" type, i.e., they provide for timely monthly payments to the registered holders thereof (including the trust) of their pro rata share of the scheduled principal payments on the underlying mortgages, whether or not collected by the issuers, including, on a pro rata basis, any prepayments of principal of such mortgages received and interest (net of the servicing and other charges described above) on the aggregate unpaid principal balance of such Ginnie Mae securities, whether or not the interest on the underlying mortgages has been collected by the issuers.

    The Ginnie Mae securities in the trust are guaranteed as to timely payment of principal and interest by Ginnie Mae. Funds received by the issuers on account of the mortgages backing the Ginnie Mae securities in the trust are intended to be sufficient to make the required payments of principal of and interest on such Ginnie Mae securities but, if such funds are insufficient for that purpose, the guaranty agreements between the issuers and Ginnie Mae require the issuers to make advances sufficient for such payments. If the issuers fail to make such payments, Ginnie Mae will do so.

    Ginnie Mae is authorized by Section 306(g) of Title III of the National Housing Act to guarantee the timely payment of and interest on securities which are based on or backed by a trust or pool composed of mortgages insured by FHA, the Farmers' Home Administration ("FMHA") or guaranteed by the VA. Section 306(g) provides further that the full faith and credit of the United States is pledged to the payment of all amounts which may be required to be paid under any guaranty under such subsection. An opinion of an Assistant Attorney General of the United States, dated December 9, 1969, states that such guaranties "constitute general obligations of the United States backed by its full faith and credit." ANY STATEMENT IN THIS PROSPECTUS THAT A PARTICULAR SECURITY IS BACKED BY THE FULL FAITH AND CREDIT OF THE UNITED STATES IS BASED UPON THE OPINION OF AN ASSISTANT ATTORNEY GENERAL OF THE UNITED STATES AND SHOULD BE SO CONSTRUED. Ginnie Mae is empowered to borrow from the United States Treasury to the extent necessary to make any payments of principal and interest required under such guaranties.

    Ginnie Mae securities are backed by the aggregate indebtedness secured by the underlying FHA-insured, FMHA-insured or VA-guaranteed mortgages and, except to the extent of funds received by the issuers on account of such mortgages, Ginnie Mae securities do not constitute a liability of nor evidence any recourse against such issuers, but recourse thereon is solely against Ginnie Mae. Holders of Ginnie Mae securities (such as the trust) have no security interest in or lien on the underlying mortgages.

    The Ginnie Mae guaranties referred to herein relate only to payment of principal of and interest on the Ginnie Mae securities in the trust and not to the units offered hereby.

    Monthly payments of principal will be made, and additional prepayments of principal may be made, to each trust in respect of the mortgages underlying the Ginnie Mae securities in the trust. All of the mortgages in the pools relating to the Ginnie Mae securities in the trust are subject to prepayment without any significant premium or penalty at the option of the mortgagors. While the mortgages on 1- to 4-family dwellings underlying the Ginnie Mae securities have a stated maturity of up to 30 years for the trust, it has been the experience of the mortgage industry that the average life of comparable mortgages, owing to prepayments, refinancings and payments from foreclosures, is considerably less.

    In the mid-1970's, published yield tables for Ginnie Mae securities utilized a 12- year average life assumption for Ginnie Mae pools of 26-30 year mortgages on 1- to 4-family dwellings. This assumption was derived from the FHA experience relating to prepayments on such mortgages during the period from the mid-1950's to the mid-1970s. This 12-year average life assumption was calculated in respect of a period during which mortgage lending rates were fairly stable. THE ASSUMPTION IS NO LONGER AN ACCURATE MEASURE OF THE AVERAGE LIFE OF GINNIE MAE SECURITIES OR THEIR UNDERLYING SINGLE FAMILY MORTGAGE POOLS. RECENTLY IT HAS BEEN OBSERVED THAT MORTGAGES ISSUED AT HIGH INTEREST RATES HAVE EXPERIENCED ACCELERATED PREPAYMENT RATES WHICH WOULD INDICATE A SIGNIFICANTLY SHORTER AVERAGE LIFE THAN 12 YEARS. TODAY, RESEARCH ANALYSTS USE COMPLEX FORMULAE TO SCRUTINIZE THE PREPAYMENTS OF MORTGAGE POOLS IN AN ATTEMPT TO PREDICT MORE ACCURATELY THE AVERAGE LIFE OF GINNIE MAE SECURITIES.

    A number of factors, including homeowner's mobility, change in family size and mortgage market interest rates will affect the average life of the Ginnie Mae securities in the trust. For example, Ginnie Mae securities issued during a period of high interest rates will be backed by a pool of mortgage loans bearing similarly high rates. In general, during a period of declining interest rates, new mortgage loans with interest rates lower than those charged during periods of high rates will become available. To the extent a homeowner has an outstanding mortgage with a high rate, he may refinance his mortgage at a lower interest rate or he may rapidly repay his old mortgage. Should this happen, a Ginnie Mae issued with a high interest rate may experience a rapid prepayment of principal as the underlying mortgage loans prepay in whole or in part. Accordingly, there can be no assurance that the prepayment levels which will be actually realized will conform to the estimates or experience of the FHA, other mortgage lenders, dealers or market makers or other Ginnie Mae investors. It is not possible to meaningfully predict prepayment levels regarding the Ginnie Mae securities in the trust. The termination of the trust might be accelerated as a result of prepayments made as described herein.

RISK FACTORS

    An investment in units of the trust should be made with an understanding of the risks which an investment in fixed rate long-term debt obligations may entail, including the risk that the value of the underlying securities and hence of the units will decline with increases in interest rates. The value of the underlying securities will fluctuate inversely with changes in interest rates. In addition, the potential for appreciation of the underlying securities, which might otherwise be expected to occur as a result of a decline in interest rates, may be limited or negated by increased principal prepayments in respect of the underlying mortgages. For example, the high inflation during certain periods, together with the fiscal measures adopted to attempt to deal with it, has resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate long-term debt obligations generally. The sponsor cannot predict whether such fluctuations will continue in the future.

    The portfolio of the trust includes Ginnie Mae securities (or contracts to purchase Ginnie Mae securities) fully guaranteed as to payments of principal and interest by Ginnie Mae. Each group of Ginnie Mae securities described herein as having a specified range of maturities includes individual mortgage-backed securities which have varying ranges of maturities within each range set forth in "The Trust Portfolio" in Part A of the prospectus. Current market conditions accord little or no difference in price among individual Ginnie Mae securities with the same coupon within certain ranges of stated maturity dates on the basis of the difference in the maturity dates of each Ginnie Mae security. A purchase of Ginnie Mae securities with the same coupon rate and maturity date within such range will be considered an acquisition of the same security for additional deposits. In the future, however, the difference in maturity ranges could affect market value of the individual Ginnie Mae securities. At such time, any additional purchases by the trust will take into account the maturities of the individual securities. The mortgages underlying the Ginnie Mae securities in the trust have an original stated maturity of up to 30 years.

    The trust may contain securities which were acquired at a market discount. Such securities trade at less than par value because the interest coupons thereon are lower than interest coupons on comparable debt securities being issued at currently prevailing interest rates. If such interest rates for newly issued and otherwise comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of Ginnie Mae securities purchased at a market discount will increase in value faster than Ginnie Mae securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of Ginnie Mae securities purchased at a market discount will decrease faster than Ginnie Mae securities purchased at a premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium Ginnie Mae securities and the prepayment benefit for lower yielding, discount Ginnie Mae securities will be reduced. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any of the securities. The trust may contain securities which were acquired at a market premium. Such securities trade at more than par value because the interest coupons thereon are higher than interest coupons on comparable debt securities being issued at currently prevailing interest rates. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparably rated debt securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Prepayments of principal on securities purchased at a market premium are more likely than prepayments on securities purchased at par or at a market discount and the level of prepayments will generally increase if interest rates decline. Market premium attributable to interest changes does not indicate market confidence in the issue.

    The mortgages underlying a Ginnie Mae security may be prepaid at any time without penalty. A lower or higher current return on units may occur depending on a variety of factors such as whether the price at which the respective Ginnie Mae securities were acquired by the trust is lower or higher than par. During periods of declining interest rates, prepayments of Ginnie Mae securities may occur with increasing frequency because, among other reasons, mortgagors may be able to refinance their outstanding mortgages at lower interest rates. In such a case, principal will be distributed to unitholders who may not be able to reinvest such principal distributions in other securities at an attractive yield.

    Certain of the securities in the trust may be "zero coupon" bonds, i.e., an original issue discount bond that does not provide for the payment of current interest. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest currently. Unitholders of a trust which contains U.S. Treasury Strips should note that these securities are sold at a deep discount because the buyer of those securities obtains only the right to receive a future fixed payment on the security and not any right to periodic interest payments thereon. Purchasers of these securities acquire, in effect, discount obligations that are economically identical to the "zero coupon bonds" that have been issued by corporations.

    To the best of the sponsor's knowledge, there is no litigation pending as of the trust's inception in respect of any security which might reasonably be expected to have a material adverse effect on the trust. At any time after the trust's inception, litigation may be instituted on a variety of grounds with respect to the securities. The sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the trust. The sponsor and the trustee shall not be liable in any way for any default, failure or defect in any security.

    ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees.

ADMINISTRATION OF THE TRUST

    DISTRIBUTIONS TO UNITHOLDERS. Interest received by a trust, including any portion of the proceeds from a disposition of securities which represents accrued interest, is credited by the trustee to the Interest Account for the trust. All other receipts are credited by the trustee to a separate Principal Account for the trust. The trustee normally has no cash for distribution to unitholders until it receives interest payments on the securities in the trust. Since interest usually is paid monthly, during the initial months of the trust, the Interest Account consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. On the dates set forth under "Essential Information" in the prospectus, the trustee will commence distributions, in part from funds advanced by the trustee.

    Thereafter, assuming the trust retains its original size and composition, after deduction of the fees and expenses of the trustee, the sponsor and evaluator and reimbursements (without interest) to the trustee for any amounts advanced to a trust, the trustee will normally distribute any income and principal received by the trust on each distribution date or shortly thereafter to unitholders of record on the preceding Record Date. However, interest earned at any point in time will be greater than the amount actually received by the trustee and distributed to the unitholders. Therefore, there will always remain an item of accrued interest that is added to the daily value of the units. If unitholders sell or redeem all or a portion of their units, they will be paid their proportionate share of the accrued interest to, but not including, the third business day after the date of a sale or to the date of tender in the case of a redemption.

    Persons who purchase units between a record date and a distribution date will receive their first distribution on the second distribution date following their purchase of units. Since interest on securities in the trust is payable at varying intervals and distributions are made to unitholders at different intervals from receipt of interest, the interest accruing to a trust may not be equal to the amount of money received and available for distribution from the Interest Account. Therefore, on each distribution date the amount of interest actually deposited in the Interest Account and available for distribution may be slightly more or less than the interest distribution made.

    The trustee will distribute on each distribution date or shortly thereafter, to each unitholder of record on the preceding record date, an amount substantially equal to such holder's pro rata share of the cash balance, if any, in the Principal Account computed as of the close of business on the preceding record date. However, no distribution will be required if the balance in the Principal Account is less than $0.001 per unit.

    The terms of the Ginnie Mae securities provide for payment to the holders thereof (including a trust) on the fifteenth day of each month of amounts collected by or due to the issuers thereof with respect to the underlying mortgages during the preceding month. The trustee will collect the interest due a trust on the securities therein as it becomes payable and credit such interest to a separate Interest Account for such trust created by the trust agreement. Distributions will be made to each unitholder of record of a trust on the appropriate distribution date.

    STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.


    The accounts of a trust will not be audited annually, unless the sponsor determines that such an audit would be in the best interest of the unitholders of the trust. If an audit is conducted, it will be done at the related trust's expense by independent public accountants designated by the sponsor. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, setting forth for the trust:


 (A) As to the Interest Account:

      (1) Income received;

      (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

      (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

 (B) As to the Principal Account:

      (1) The dates of disposition of any securities and the net proceeds received therefrom;

      (2) Deductions for payment of applicable taxes and fees and expenses of the trust and for redemptions of units, if any; and

      (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

 (C) The following information:

      (1) A list of the securities as of the last business day of such calendar year;

      (2) The number of units outstanding on the last business day of such calendar year;

      (3) The redemption price based on the last evaluation made during such calendar year;

      (4) The amount actually distributed during such calendar year from the Interest and Principal Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

    RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

    AMENDMENT AND TERMINATION. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; (3) to make such provisions as shall not adversely affect the interests of the unitholders or (4) to make such amendments as may be necessary for a trust to continue to qualify as a regulated investment company for federal income tax purposes. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. The trustee shall promptly notify unitholders of the substance of any such amendment.

    The trust agreement provides that a trust shall terminate upon the maturity, liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 40% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing
66 2/3% of the units thereof then outstanding.

    Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Interest and Principal Accounts of the trust.

    THE TRUSTEE. The trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, 20th Fl., New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

    The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

    Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor.

    The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor.

    Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.


    THE SPONSOR. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. Claymore Securities, Inc., the sponsor, was created as Ranson & Associates, Inc. in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Claymore Securities, Inc. is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. Claymore Securities, Inc. has been active in public and corporate finance and has sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Claymore Securities, Inc. which is a member of the National Association of Securities Dealers, Inc., is the sponsor to each of the above-named unit investment trusts and serves as the financial advisor. The sponsor's offices are located at 210 North Hale Street, Wheaton, Illinois 60187 and at 620 West Germantown Pike, Suite 440, Plymouth Meeting, Pennsylvania 19462.


    If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

    THE SUPERVISOR AND THE EVALUATOR. Claymore Securities, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder.

    LIMITATIONS ON LIABILITY. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

    The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

    The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

    EXPENSES OF THE TRUST. The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust.

    INITIAL EXPENSES. Investors will bear all or a portion of the costs incurred in organizing the trust - including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission (the "SEC") and the states, the initial audit of the trust's portfolio, legal expenses, payment of closing fees and any other out-of-pocket expenses. During the initial public offering period only, a pro rata portion of such organization costs will be charged upon the investor's purchase of units.


    FEES. The trustee's, sponsor's supervisory and sponsor's evaluation fees are set forth under "Fees and Expenses" in Part A of the Prospectus. If so provided in Part A of the prospectus, the sponsor may also receive an annual fee for providing bookkeeping and administrative services for a trust (the "BOOKKEEPING AND ADMINISTRATIVE FEE"). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. The trustee's fee and the sponsor's evaluation fee, which is earned for portfolio evaluation services, are based on the principal amount of Bonds on a monthly basis. The sponsor's supervisory fee, which is earned for portfolio supervisory services and the Bookkeeping and Administrative Fee are based on the largest number of units in the trust at any time during such period. The Bookkeeping and Administrative Fee, sponsor's supervisory fee and sponsor's evaluation fee, which are not to exceed the maximum amount set forth under "Fees and Expenses" for the trust, may exceed the actual costs of providing portfolio supervisory and evaluation services for the trust, but at no time will the total amount the sponsor receives for portfolio supervisory services, bookkeeping and administration services and evaluation services rendered to all series of Claymore Securities Defined Portfolios in any calendar year exceed the aggregate cost to them of supplying such services in such year. The trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.


    The trustee will receive for its ordinary recurring services to the trust an annual fee in the amount set forth under "Fees and Expenses" for the trust. There is no minimum fee and, except as hereinafter set forth, no maximum fee.


    The trustee's fee, Bookkeeping and Administrative Fees and the sponsor's fees are payable monthly, each from the Interest Account to the extent funds are available and then from the Principal Account. These fees may be increased without approval of the unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent"; except no such increase in the Trustee's fee will be so made for the sole purpose of making up any downward adjustment therein. If the balances in the Principal and Interest Accounts are insufficient to provide for amounts payable by the trust, or amounts payable to the Trustee which are secured by its prior lien on the trust, the Trustee is permitted to sell securities to pay such amounts. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Principal and Interest Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds.


    The following additional charges are or may be incurred by the trust: (a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard for its obligations under the trust agreement; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement; (g) any offering costs incurred after the end of the initial offering period; and
(h) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the

Interest and Principal Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. The trust shall also bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

    When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units. In addition, in selecting among firms to handle a particular transaction, the sponsor may take into account whether the firm has sold or is selling products which it sponsors.

PURCHASE, REDEMPTION AND PRICING OF UNITS


    PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price thereof. During the initial offering period, the public offering price per unit is equal to the aggregate of the offering side evaluations of the securities in such trust, plus or minus a pro rata share of cash, if any, in the Principal Account held or owned by such trust plus accrued interest plus the applicable sales charge referred to in the prospectus divided by the number of outstanding units of such trust. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust ("ORGANIZATION COSTS"). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the sponsor's discretion. The public offering price for secondary market transactions, on the other hand, is based on the aggregate bid side evaluations of the securities in a trust, plus or minus cash, if any, in the Principal Account held or owned by such trust, plus accrued interest plus a sales charge based upon the dollar weighted average maturity of such trust.


    Had units of a trust been available for sale at the opening of business on the inception date of the trust, the public offering price would have been as shown under "Essential Information" in the prospectus. The public offering price per unit of a trust on the date of the prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in the prospectus in accordance with fluctuations in the prices of the underlying securities and the amount of accrued interest on the units. The aggregate bid and offering side evaluations of the securities shall be determined (a) on the basis of current bid or offering prices of the securities, (b) if bid or offering prices are not available for any particular security, on the basis of current bid or offering prices for comparable securities, (c) by determining the value of securities on the bid or offer side of the market by appraisal, or (d) by any combination of the above.

    There is a period of a few days (usually five business days), beginning on the first day of each month, during which the total amount of payments (including prepayments, if any) of principal for the preceding month of the various mortgages underlying each security will not yet have been reported by the issuer to Ginne Mae. During this period, the precise principal amount of the securities will not be known. For purposes of determining the aggregate underlying value of the securities and the accrued interest on the units during this period, the evaluator will base its valuation and calculations upon the average monthly principal distribution for the preceding twelve month period.

    We don't expect the differences in such principal amounts from month to month to be material. We will, however, adopt procedures to minimize the impact of such differences when necessary.

    The foregoing evaluations and computations shall be made as of the evaluation time stated under "Essential Information" in the prospectus, on each business day commencing with the trust's inception date of the securities, effective for all sales made during the preceding 24-hour period.

    The interest on the securities deposited in a trust, less the related estimated fees and expenses, will accrue daily. The amount of net interest income which accrues per unit may change as securities mature or are redeemed, exchanged or sold, or as the expenses of a trust change or the number of outstanding units of a trust changes.

    Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of units on the date of settlement provided payment has been received. Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor's business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Securities Exchange Act of 1934. If a unitholder desires to have certificates representing units purchased, such certificates will be delivered as soon as possible following his written request therefor.

    ACCRUED INTEREST. Accrued interest is the accumulation of unpaid interest on a security from the last day on which interest thereon was paid. Interest on securities generally is paid semi-annually (monthly in the case of Ginnie Mae securities, if any) although a trust accrues such interest daily. Because of this, a trust always has an amount of interest earned but not yet collected by the trustee. For this reason, with respect to sales settling subsequent to the first settlement date, the public offering price of units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of a trust the amount, if any, of accrued interest paid on their units.

    In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the public offering price in the sale of units to the public, the trustee will advance the amount of accrued interest as of the first settlement date and the same will be distributed to the sponsor as the unitholder of record as of the first settlement date. Consequently, the amount of accrued interest to be added to the public offering price of units will include only accrued interest from the first settlement date to the date of settlement, less any distributions from the Interest Account subsequent to the first settlement date.

    Because of the varying interest payment dates of the securities, accrued interest at any point in time will be greater than the amount of interest actually received by the trusts and distributed to unitholders. Therefore, there will always remain an item of accrued interest that is added to the value of the units. If a unitholder sells or redeems all or a portion of his units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his units. Since the trustee has the use of the funds held in the Interest Account for distributions to unitholders and since such account is noninterest-bearing to unitholders, the trustee benefits thereby.

    COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION PRICE. While the initial public offering price of units will be determined on the basis of the current offering prices of the securities in a trust, the redemption price per unit (as well as the secondary market price per unit) at which units may be redeemed will be determined on the basis of the current bid prices of the securities. As of the opening of business on the trust's inception date, the public offering price per unit (based on the offering prices of the securities in a trust and including the sales charge) exceeded the redemption price at which units could have been redeemed (based upon the current bid prices of the securities in a trust). Under current market conditions the bid prices for U.S. Treasury obligations are expected to be approximately 1/8 to 1/4 of 1% lower than the offer price of such obligations. In the past, bid prices on securities similar to those in the trust have been lower than the offering prices thereof by as much as 5% or more of principal amount in the case of inactively traded bonds or as little as 1/2 of 1% in the case of actively traded bonds, but the difference between such offering and bid prices may be expected to average 3% to 4% of principal amount. For this reason, among others (including fluctuations in the market prices of the securities and the fact that the public offering price includes a sales charge), the amount realized by a unitholder upon any redemption of units may be less than the price paid for such units.

    PUBLIC DISTRIBUTION OF UNITS. The sponsor intends to qualify the units for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus. Certain commercial banks are making units available to their customers on an agency basis. Furthermore, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This new legislation grants banks new authority to conduct certain authorized activity, such as sales of units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions. The sponsor reserves the right to change the discounts from time to time. In addition to such discounts, the sponsor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of a trust and other unit investment trusts created by the sponsor. At various times the sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the sponsor, or participates in sales programs sponsored by the sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the sponsor in its discretion may from time to time pursuant to objective criteria established by the sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a trust. Such payments are made by the sponsor out of its own assets, and not out of the assets of any trust. These programs will not change the price unitholders pay for their units or the amount that a trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the sponsor.

    The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

    PROFITS OF SPONSOR. The sponsor will receive gross sales charges equal to the percentage of the public offering price of the units of such trusts stated in the prospectus and will pay a fixed portion of such sales charges to dealers and agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to a trust, which is based on the offering side evaluation of the securities. The sponsor may also realize profits or losses with respect to securities deposited in a trust which were acquired from underwriting syndicates of which the sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in a trust.

    MARKET FOR UNITS. After the initial offering period, while not obligated to do so, the sponsor may, subject to change at any time, maintain a market for units of the trust offered hereby and to continuously offer to purchase said units at prices, determined by the evaluator, based on the aggregate bid prices of the underlying securities in the trust, together with accrued interest to the expected dates of settlement. To the extent that a market is maintained during the initial offering period, the prices at which units will be repurchased will be based upon the aggregate offering side evaluation of the securities in the trust. The aggregate bid prices of the underlying securities in each trust are expected to be less than the related aggregate offering prices (which is the evaluation method used during the initial public offering period). Accordingly, unitholders who wish to dispose of their units should inquire of their bank or broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof.

    The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. The sponsor may suspend or discontinue purchases of units of any trust if the supply of units exceeds demand, or for other business reasons.

    REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York and, in the case of units evidenced by a certificate, by tendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be redeemed. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee. A certificate should only be sent by registered or certified mail for the protection of the unitholder. Since tender of the certificate is required for redemption when one has been issued, units represented by a certificate cannot be redeemed until the certificate representing such units has been received by the purchasers.

    Redemption shall be made by the trustee no later than three business days following the day on which a tender for redemption is properly received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption.

    Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing interest shall be withdrawn from the Interest Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Principal Account for a trust.

    The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

    The securities to be sold for purposes of redeeming units will be selected from a list supplied by the sponsor. The securities will be chosen for this list by the sponsor on the basis of such market and credit factors as it may determine are in the best interests of such trusts. Provision is made under the related trust agreements for the sponsor to specify minimum face amounts in which blocks of securities are to be sold in order to obtain the best price available. While such minimum amounts may vary from time to time in accordance with market conditions, it is anticipated that the minimum face amounts which would be specified would range from $25,000 to $100,000. Sales may be required at a time when the securities would not otherwise be sold and might result in lower prices than might otherwise be realized. Moreover, due to the minimum principal amount in which U.S. Treasury Obligations and Ginnie Mae securities may be required to be sold, the proceeds of such sales may exceed the amount necessary for payment of units redeemed. To the extent not used to meet other redemption requests in such trusts, such excess proceeds will be distributed pro rata to all remaining unitholders of record of such trusts, unless reinvested in substitute securities.

    The trustee is irrevocably authorized in its discretion, if the sponsor does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units. In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

    The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made
(1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

    COMPUTATION OF REDEMPTION PRICE. The redemption price for units of each trust is computed by the evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by it, by:

A. adding: (1) the cash on hand in the trust other than cash deposited in the trust to purchase securities not applied to the purchase of such securities; (2) the aggregate value of each issue of the securities
      (including "when issued" contracts, if any) held in the trust as determined by the evaluator on the basis of bid prices therefor; and
      (3) interest accrued and unpaid on the securities in the trust as of the date of computation;

B. deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the trust and for which no deductions have been previously made for the purpose of additions to the Reserve
      Account; (2) an amount representing estimated accrued expenses of the trust, including but not limited to fees and expenses of the trustee
      (including legal and auditing fees and any insurance costs), the evaluator, the sponsor and bond counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the trust including organization costs; and

C. finally dividing the results of such computation by the number of units of the trust outstanding as of the date thereof.

    During the initial offering period, the redemption price and secondary market repurchase price will also include estimated organization costs.

    RETIREMENT PLANS. A trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

    OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates unless a unitholder, the unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the trustee. All evidence of ownership of uncertificated units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the units on the books of the Trustee. Units held through DTC will be registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the trust will be made in book-entry form through DTC or the trustee unless a certificate is properly requested. Ownership and transfer of book-entry units will be evidenced and accomplished by book-entries made by DTC and its participants if the units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the trustee. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants.

    Beneficial owners of book-entry units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request to the trustee and, in the case of units evidenced by a certificate, by presenting and surrendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be transferred. Such signatures must be guaranteed as described above.

    Units may be purchased and certificates, if requested, will be issued in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the trustee. The trustee may require a unitholder to pay a reasonable fee, to be determined in the sole discretion of the trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the trustee of satisfactory indemnity (generally amounting to 3% of the market value of the units), affidavit of loss, evidence of ownership and payment of expenses incurred. Any Unitholder who holds a certificate may change to book entry ownership by submitting to the trustee the certificate along with a written request that the Units represented by such certificate be held in book entry form.

TAXATION

    This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

    In the opinion of Chapman and Cutler, counsel to the trust, under existing law as of the date of this prospectus:

    TRUST STATUS. The trust intends to qualify as a "regulated investment company" under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income tax.

    DISTRIBUTIONS. Trust distributions are generally taxable. At the end of each year, you will receive a tax statement that separates trust distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gains dividends as long-term capital gain regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of distributions from the trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

    DIVIDENDS RECEIVED DEDUCTION. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from the trust because the dividends received deduction is generally not available for distribution from regulated investment companies.

    IF YOU SELL OR REDEEM UNITS. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.


    TAXATION OF CAPITAL GAINS AND LOSSES. Under the Tax Act, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years ending on or after May 6, 2003 and beginning before January 1, 2009. However, special effective date provisions are set forth in the Tax Act. For example, there are special transition rules provided with respect to gain properly taken into account for the portion of the taxable year before May 6, 2003. For periods not covered by the Tax Act, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000 with a holding period of more than five years.


    Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, that may be treated as long term gain from property held for more than five years eligible for the 18% (or 8%) tax rate will be made based on regulations prescribed by the United States Treasury. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. In addition, the Internal Revenue Code treats certain capital gains as ordinary income in special situations.

    DEDUCTIBILITY OF TRUST EXPENSES. Expenses incurred and deducted by the trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

    FOREIGN INVESTORS. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the trust will be characterized as dividends for federal income tax purposes (other than dividends which the trust designates as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes. However, distributions received by a foreign investor from the trust that are designated by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the trust makes certain elections and certain other conditions are met. Foreign investors should consult their tax advisors with respect to U.S. tax consequences of ownership of units.

EXPERTS


    LEGAL MATTERS. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trust and has passed upon the legality of the units.

    INDEPENDENT AUDITORS. The statement of financial condition, including the Trust Portfolio, appearing herein, have been audited by Grant Thornton LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and is included in reliance on such report given on the authority of such firm as experts in accounting and auditing.


PERFORMANCE INFORMATION

    INTEREST, ESTIMATED LONG-TERM RETURN AND ESTIMATED CURRENT RETURN. As of the opening of business on the trust's inception date, the estimated long-term return and the estimated current return, if applicable, for each trust were as set forth in the "Essential Information" for each trust in the prospectus. Estimated current return is calculated by dividing the estimated net annual interest income per unit by the public offering price. The estimated net annual interest income per unit will vary with changes in fees and expenses of the trustee, the sponsor and the evaluator and with the principal prepayment, redemption, maturity, exchange or sale of the securities while the public offering price will vary with changes in the offering price of the underlying securities and accrued interest; therefore, there is no assurance that the present estimated current return will be realized in the future. Estimated long-term return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements or average life of all of the securities in a trust and (2) takes into account the expenses and sales charge associated with each trust unit. Since the market values and estimated retirements of the securities and the expenses of a trust will change, there is no assurance that the present estimated long-term return will be realized in the future. Estimated current return and estimated long-term return are expected to differ because the calculation of estimated long-term return reflects the estimated date and amount of principal returned while estimated current return calculations include only net annual interest income and public offering price.

    GENERAL. Information contained in this prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales charges and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

                     CLAYMORE SECURITIES DEFINED PORTFOLIOS
                            CLAYMORE GNMA PORTFOLIO
                               PROSPECTUS-PART B
                               SEPTEMBER 3, 2003


WHERE TO LEARN MORE

You can contact us for free information about this and other investments.

VISIT US ON THE INTERNET
http://www.claymoresecurities.com

BY E MAIL
invest@claymoresecurities.com

CALL CLAYMORE
(800) 345-7999
Pricing Line (888) 248-4954

CALL THE BANK OF NEW YORK
(800) 701-8178 (investors)
(800) 647-3383 (brokers)

ADDITIONAL INFORMATION

    This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

       E MAIL:                publicinfo@sec.gov

       WRITE:                 Public Reference Section
                              Washington, D.C. 20549-0102

       VISIT:                 http://www.sec.gov (EDGAR Database)

       CALL:                  1-202-942-8090 (only for information on the operation of the
                              Public Reference System)

    When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

    THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE WITH RESPECT TO FUTURE TRUSTS AND MAY BE CHANGED. NO ONE MAY SELL UNITS OF A FUTURE TRUST UNTIL A REGISTRATION STATEMENT IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL UNITS AND IS NOT SOLICITING AN OFFER TO BUY UNITS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

CONTENTS
                                                              Investment Summary
--------------------------------------------------------------------------------
A CONCISE           2 Overview
DESCRIPTION         2 Investment Objective
OF ESSENTIAL        2 Investment Strategy
INFORMATION         2 Principal Risks
ABOUT THE           3 Who Should Invest
PORTFOLIO           4 Essential Information
                    4 Fees and Expenses
                    6 The Trust Portfolio

                                 Understanding Your Investment
--------------------------------------------------------------------------------
DETAILED            7  How to Buy Units
INFORMATION        10  How to Sell Your Units
TO HELP YOU        11  Distributions
UNDERSTAND         12  Investment Risks
YOUR               14  Ginnie Mae Securities
INVESTMENT         15  How the Trust Works
                   16  General Information
                   17  Expenses
                   18  Report of Independent Auditors
                   19  Statement of Financial Condition

FOR THE TABLE OF CONTENTS OF PART B, SEE PART B OF THE PROSPECTUS.

Where to Learn More
--------------------------------------------------------------------------------
YOU CAN CONTACT US FOR              VISIT US ON THE INTERNET
FREE INFORMATION ABOUT              http://www.claymoresecurities.com
THIS AND OTHER INVEST-              BY E-MAIL
MENTS.                              invest@claymoresecurities.com
                                    -----------------------------
                                    CALL CLAYMORE (800) 345-7999
                                    Pricing Line (888) 248-4954
                                    CALL THE BANK OF NEW YORK
                                    (800) 701-8178 (investors)
                                    (800) 647-3383 (brokers)

Additional Information
--------------------------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

    E-MAIL: publicinfo@sec.gov
    WRITE:  Public Reference Section, Washington, D.C. 20549-0102
    VISIT:  http://www.sec.gov (EDGAR Database)
    CALL:   1-202-942-8090 (only for information on
            the operation of the Public Reference Section)

REFER TO:
     CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 144
     Securities Act file number: 333-103421
     Investment Company Act file number: 811-03763

When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE WITH RESPECT TO FUTURE TRUSTS AND MAY BE CHANGED. NO ONE MAY SELL UNITS OF A FUTURE TRUST UNTIL A REGISTRATION STATEMENT IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL UNITS AND IS NOT SOLICITING AN OFFER TO BUY UNITS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

[GRAPHIC]

[CLAYMORE LOGO]


CLAYMORE SECURITIES
DEFINED PORTFOLIOS, SERIES 144


GNMA PORTFOLIO,
SERIES 15


PROSPECTUS PART A
DATED SEPTEMBER 3, 2003

                       CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

          The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:


            INSURER/POLICY NO.                                            AMOUNT
          National Union Fire Insurance
          Company of Pittsburgh,                                       $ 250,000
          Pennsylvania
          959-9000

B. This amendment to the Registration Statement comprises the following papers and documents:

                                The facing sheet

                                 The Prospectus

                                 The signatures

                         Consents of Independent Public
                        Auditors and Counsel as indicated

                         Exhibits as listed on page S-5

                                   SIGNATURES

     The Registrant, Claymore Securities Defined Portfolios, Series 144 hereby identifies, Claymore Securities Defined Portfolios Series 154, Claymore Securities Defined Portfolios Series 153, Claymore Securities Defined Portfolios, Series 136, Claymore Securities Defined Portfolios, Series 129, Claymore Securities Defined Portfolios, Series 128, Claymore Securities Defined Portfolios, Series 121, Claymore Securities Defined Portfolios, Series 118, Claymore Securities Defined Portfolios, Series 117, Claymore Securities Defined Portfolios, Series 116, Ranson Unit Investment Trusts, Series 53 and Series 90, Kemper Defined Funds, Series 9, Kemper Defined Funds, Series 45, Kemper Defined Funds Insured National Series 1, Kemper Insured Corporate Trust, Series 1, Kemper Tax-Exempt Insured Income Trust, Multi-State Series 19, and Kemper Government Securities Trust, Series 39 (GNMA Portfolio), Series 40 (GNMA Portfolio) and Series 41 (U.S. Treasury Portfolio) for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 144 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Wichita and State of Kansas on the 3rd day of September, 2003.

                                        CLAYMORE SECURITIES DEFINED
                                          PORTFOLIOS, SERIES 144
                                                  (Registrant)

                                        By CLAYMORE SECURITIES, INC.
                                                  (Depositor)


                                           By    /s/ Nicholas Dalmaso
                                             ---------------------------------
                                                Chief Operations Officer and
                                                      General Counsel

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

     SIGNATURE*            TITLE**                         DATE
                                                        )
                                                        )
                                                        )
DAVID HOOTEN*              Chief Executive Officer and  )  By: /s/ Nicholas Dalmaso
                           Chairman of the Board of     )      --------------------
                           Directors                    )      Nicholas Dalmaso
                                                               Attorney-in-Fact*

                                                               September 3, 2003

                           Chief Financial Officer,            September 3, 2003
/S/ CHARLES MILLINGTON     Treasurer and Director
----------------------
    CHARLES MILLINGTON

                           Chief Operations Officer,           September 3, 2003
/S/ NICHOLAS DALMASO       General Counsel,
--------------------       Secretary and Director
    NICHOLAS DALMASO

----------
*    An executed copy of each of the related powers of attorney were filed as
     Exhibit 6.0 to Registration Statement No. 333-98345 on August 22, 2002.

** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.

                         CONSENT OF INDEPENDENT AUDITORS

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                        CONSENT OF CHAPMAN AND CUTLER LLP

The consent of CHAPMAN AND CUTLER LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.1 to the Registration Statement.

                     CONSENT OF EMMET, MARVIN & MARTIN, LLP

The consent of Emmet, Marvin & Martin, LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.4 to the Registration Statement.

                                LIST OF EXHIBITS

1.1       Reference Trust Agreement.

1.1.1     Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 118 (File No. 333-72828 filed on February 6, 2002).

2.1 Form of Code of Ethics (Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Ranson Unit Investment Trusts, Series 92 (File No. 333-31782 filed on March 4, 2000).

3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.

3.4       Opinion of counsel as to the Trustee and the Trust(s).

4.1       Consent of Independent Auditors.